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        UNITED STATES
        SECURITIES AND EXCHANGE COMMISSION
        Washington, D. C.  20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No.     )*
FREEPORT-McMoRan COPPER & GOLD INC.
(Name of Issuer)
CLASS A COMMON STOCK, PAR VALUE $0.10 PER SHARE
(Title of Class of Securities)
35671D 10 5
(CUSIP Number)

Fried, Frank, Harris, Shriver & Jacobson
One New York Plaza
New York, New York  10004
Attn:  Allen I. Isaacson
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

MAY 12, 1995
(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].
Check the following box if a fee is being paid with the statement [x] (A fee is not required only if the reporting person: (1)
has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in
Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)
Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D
CUSIP NO.  35671D 10 5
1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

RTZ INDONESIA LIMITED
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a)     [ ]
(b)     [ ]


3   SEC USE ONLY
4   SOURCE OF FUNDS*
AF, OO

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6  CITIZENSHIP OR PLACE OF ORGANIZATION
ENGLAND

NUMBER OF      7   SOLE VOTING POWER
SHARES             NONE
BENEFICIALLY   8   SHARED VOTING POWER
OWNED BY           21,531,100
EACH
REPORTING      9   SOLE DISPOSITIVE POWER
PERSON             NONE
WITH          10   SHARED DISPOSITIVE POWER
                   21,531,100
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    25,119,617

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
SHARES* [ ]

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      28.3%
14  TYPE OF REPORTING PERSON*
    CO
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


SCHEDULE 13D

CUSIP No. 35671D 10 5
1  NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
   THE RTZ CORPORATION PLC

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a)  [ ]
(b)  [ ]

3  SEC USE ONLY

4  SOURCE OF FUNDS*
   WC, AF, OO
5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]

6  CITIZENSHIP OR PLACE OF ORGANIZATION
   ENGLAND
NUMBER OF     7  SOLE VOTING POWER
SHARES           NONE
BENEFICIALLY  8  SHARED VOTING POWER
OWNED BY         21,531,100
EACH
REPORTING     9  SOLE DISPOSITIVE POWER
PERSON           NONE
WITH         10  SHARED DISPOSITIVE POWER
                 21,531,100
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
    REPORTING PERSON
    25,119,617
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
    EXCLUDES CERTAIN SHARES* [ ]

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    28.3%
14  TYPE OF REPORTING PERSON*
    CO
- -3-

ITEM 1. Security and Issuer
This Statement on Schedule 13D relates to the Class A
Common Stock, par value $0.10 per share ("FCX Class A Common Stock"), of Freeport-McMoRan Copper & Gold Inc., a Delaware Corporation ("FCX"). The principal executive offices of FCX are located at First Interstate Bank Building, One East First Street, Suite 1600, Reno, Nevada 89501.
ITEM 2. Identity and Background
This Statement is being filed by RTZ Indonesia Limited
("RTZI"), a company organized under the laws of England and an indirect wholly owned subsidiary of The RTZ Corporation PLC
("RTZ"), a company organized under the laws of England, and by RTZ. (RTZI is wholly owned by R.T.Z. Overseas Holdings Limited, which is wholly owned by Overseas Minerals Limited, which is wholly owned by R.T.Z. International Holdings Limited, which is wholly owned by RTZ.) The business address of each of RTZI and RTZ is 6 St. James's Square, London SW1Y 4LD, England. RTZ and
RTZI have entered into a Joint Filing Agreement, dated May 22,
1995, attached hereto as Exhibit (1).
RTZ is one of the world's leading international mining companies. RTZ's substantial interests in mining include: copper, gold, iron ore, aluminum, zinc and silver in metals; coal and uranium in energy; and borates, titanium dioxide feedstock, talc, diamonds and zircon in other minerals. RTZI, which was formed to acquire the shares of FCX Class A Common Stock, is an indirect wholly owned subsidiary of RTZ.
The name, business address, principal occupation or employment and citizenship of each of the directors and executive officers of RTZI and of RTZ are set forth on Schedule I and are incorporated herein by reference.
During the last five years, neither RTZ nor RTZI nor, to the best knowledge of RTZ and RTZI, any of the persons listed on Schedule I hereto, (i) has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
ITEM 3. Source and Amount of Funds or Other Consideration
The total consideration for the acquisition of 21,531,100 shares of FCX Class A Common Stock is $450 million. No separate consideration was paid for the grant to RTZI by Freeport-McMoRan Inc., a Delaware corporation ("FTX"), of an option to purchase 3,588,517 shares of FCX Class A Common Stock (the "Option"). Approximately $200 million of the funds to acquire the shares of FCX Class A Common Stock acquired by RTZI came from working capital of RTZ. The balance came from the public commercial paper program of RTZ America, Inc. ("RTZA"), a Delaware corporation and wholly owned subsidiary of RTZ. (Such commercial paper is guaranteed by RTZ.) The funds from both RTZ and RTZA were then made available to RTZI through a series of intra-group transactions among RTZ and its wholly-owned subsidiaries.
- -4-
ITEM 4. Purpose of Transaction
Purchase Agreement. Pursuant to an Agreement dated as of May 2, 1995 (the "Purchase Agreement"), between RTZI, RTZ and RTZA, on the one hand, and FTX and FCX, on the other hand, on May 12, 1995, RTZI purchased 21,531,100 shares of FCX Class A Common Stock from FTX.
The Purchase Agreement also provides for certain transactions in connection with the planned restructuring of FTX and FCX described in FCX's Consent Solicitation Statement, dated February 7, 1995, pursuant to which shares of Class B Common
Stock, par value $.10 per share, of FCX (the "FCX Class B Common Stock") held by FTX at the time of distribution will be distributed (the "Spin-Off") pro rata to holders of Common Stock, par value $.10 per share, of FTX (the "FTX Common Stock").
Pursuant to the terms of the Purchase Agreement, RTZI also received the Option (which, under certain circumstances, as set forth in the Purchase Agreement, must be exercised) to acquire from FTX prior to the Spin-Off up to 3,588,517 additional shares of FCX Class A Common Stock (the "Class A Common Stock"; together with the FCX Class A Common Stock, the "FCX Common Stock") at
$20.90 per share.
The Purchase Agreement also requires that FTX call its 6.55% Convertible Subordinated Notes, due 2001 (the "6.55%
Notes"), for redemption. If requested by FTX, RTZA is required by the Purchase Agreement to make an all-cash tender offer (the
"Tender Offer") for such 6.55% Notes for a price and on such other terms mutually acceptable to FTX and RTZA and to convert any such 6.55% Notes acquired in the Tender Offer into FTX Common Stock.
If RTZA acquires any such FTX Common Stock and holds it at the time of the Spin-Off, it would receive shares of FCX Class B
Common Stock in connection with the Spin-Off.
Under certain circumstances, as set forth in the Purchase Agreement, RTZI may be required to purchase additional shares of FCX Class A Common Stock from FTX, at $20.90 per share. The maximum amount that RTZI may be required to spend with respect to such purchases is the amount equal to the aggregate redemption price (including accrued and unpaid interest) for all 6.55% Notes, reduced by the aggregate redemption price (including accrued and unpaid interest) of any 6.55% Notes previously converted into FTX Common Stock, and by other potential deductions referred to in the Purchase Agreement.
Representations and Warranties and Conduct of Business
Prior to and Following the Spin-Off. The Purchase Agreement provides for customary covenants of each of RTZ, RTZI, RTZA, FTX and FCX in respect of the period prior to the Spin-Off and for customary representations and warranties. In addition, FTX agreed not to sell or otherwise dispose of shares of FCX Class A Common Stock or FCX Class B Common Stock prior to the Spin-Off without the consent of RTZ for a purchase price per share of less than $20.90.
Acquisition and Disposition of Shares of FCX Common
Stock. Pursuant to the Purchase Agreement, RTZ, RTZA, RTZI, and their affiliates may not without the consent of FCX or FTX, as the case may be, acquire any shares of FTX's $4.375 Convertible Exchangeable Preferred Stock, par value $1.00 per share, FTX Common Stock or shares of any capital stock of FCX entitled to vote for the election of directors
("FCX Voting Stock") during the period from the date of
- -5-
the Purchase Agreement to the date the FCX Class B Common Stock is distributed in the Spin-Off, except as provided in the Purchase Agreement.
In addition, during the five-year period following the Spin-Off (i) RTZ and RTZA may not sell, exchange, transfer or otherwise dispose of any shares of FTX Common Stock received upon conversion of the 6.55% Notes or any shares of FCX Class B Common Stock received in the Spin-Off, and (ii) RTZ, RTZA and their affiliates may not acquire shares of FCX Class B Common Stock, in each case subject to certain exceptions set forth in the Purchase Agreement.
Pursuant to the Purchase Agreement, RTZI has been granted certain pre-emptive rights, subject to certain exceptions, in the event FCX issues, sells or grants shares of FCX Common
Stock or securities convertible into or exchangeable for, or warrants, options or other rights to purchase, shares of FCX
Common Stock, whether by public offering or otherwise.
In the event that any such issuance, sale or grant does not involve a public offering and the consideration is not securities or assets of another company, RTZI will have the right to purchase (i) a proportionate number of such securities or (ii) all of such securities subject to the approval of the board of directors of FCX under certain circumstances.
In the event of any such proposed issuance, sale or grant of such securities (i) in connection with any acquisition of securities or assets of another company or otherwise, or (ii) in a public offering, RTZI will have the right to purchase up to a proportionate number of such securities. Any issuance, sale or grant by FCX to RTZI pursuant to such provisions will be on terms no less favorable than that of the proposed issuance, sale or grant and, with respect to securities offered in a public offering, for a price equal to the public offering price per share. In the event of any transaction for consideration other than cash, the purchase price will be based on the public market price or, if the security is not publicly traded, will be agreed between the parties or determined by an independent appraiser.
In the event RTZ and its affiliates fail to beneficially own, in the aggregate, at least 5% of the then outstanding shares of FCX Common Stock, the pre-emptive rights provisions described in the three foregoing paragraphs terminate. The Purchase Agreement provides that to the extent the transactions contemplated thereby result in RTZ or any of its affiliates becoming an "interested stockholder" as defined in the Delaware General Corporation Law 203 ("DGCL 203") of FTX or
FCX, the boards of directors of FTX and FCX have approved such transactions for the purposes of DGCL 203.
The Purchase Agreement also provides that, except as described above, RTZ and its affiliates will not be directly or indirectly restricted from future acquisitions of shares of FCX Voting Stock, except that approval of FCX's board of directors will be required for RTZ or its affiliates, alone or acting in concert with others, to acquire beneficial ownership of shares of FCX Voting Stock as will elect a majority of the directors of FCX. The board of directors of each of FTX and FCX has agreed pursuant to the Purchase Agreement that if FCX adopts a "rights plan," "poison pill" or other plan or arrangement which provides for the distribution to its shareholders, by way of dividend or otherwise, of shares of capital stock of FCX, warrants, options or other rights to purchase shares of capital stock of FCX, or securities convertible into or exchangeable for shares of capital stock of FCX, upon the occurrence of specified events, then any
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
transactions between FCX and any of its affiliates, on the one hand, and RTZ and any of its affiliates, on the other hand, and any transactions by RTZ or its affiliates relating to shares of the capital stock of FCX, or warrants, options or other rights to purchase shares of capital stock of FCX, or securities convertible into or exchangeable for shares of capital stock of FCX, shall be excluded from such specified events, unless such transactions result in the acquisition by RTZ and its affiliates of beneficial ownership of shares of FCX Voting Stock as will elect a majority of the directors of FCX. The board of directors of FCX has also approved any future acquisitions by RTZ and its affiliates of FCX Voting Stock for the purposes of DGCL 203 to the extent such acquisitions do not result in the acquisition by RTZ and its affiliates of beneficial ownership of shares of FCX Voting Stock as will elect a majority of the directors of FCX.
Voting and Board of Directors. The Purchase Agreement provides that following the completion of RTZI's purchase of 21,531,100 shares of FCX Class A Common Stock pursuant to the Purchase Agreement, RTZI and RTZA will have the right to nominate for submission to FCX's stockholders the number of directors which is proportionately equal to the aggregate percentage ownership of RTZI and RTZA of all outstanding shares of FCX Class A Common
Stock and FCX Class B Common Stock, subject to certain limitations. FCX has agreed to include such individuals nominated by RTZA and RTZI with the directors recommended by the management of FCX and to not take any actions which may be inconsistent with, conflict with, or otherwise hinder, the election of such individuals. Pursuant to the Purchase Agreement, no later than the earlier of 60 days after the Spin-Off Date or January 2, 1996, FCX will appoint the persons nominated by RTZA and RTZI as interim directors to take office until the following stockholders' meeting or consent solicitation for the election of directors. If the number of directors of FCX is reduced to less than 10, RTZA and RTZI will have the right to nominate no less than one director to be elected by holders of FCX Class A Common Stock for submission to FCX's stockholders, provided that RTZI continues to hold substantially all of the shares of FCX Class A Common Stock purchased pursuant to the Purchase Agreement.
In the event RTZ and its affiliates fail to beneficially own, in the aggregate, at least 5% of the then outstanding shares of FCX Common Stock, the rights and obligations described in the foregoing paragraph shall terminate.
Pursuant to the Purchase Agreement, RTZ, RTZA and RTZI have agreed that for as long as they and their affiliates beneficially own, in the aggregate, more than 5% of the outstanding shares of FCX Voting Stock, and directors nominated by RTZA and RTZI as described in the second preceding paragraph continue to serve as directors of FCX, then RTZ, RTZA and RTZI will cause such FCX Voting Stock to (i) be represented in person or proxy at each stockholder meeting or consent solicitation, and
(ii) vote its shares for the election of the slate of directors recommended by a majority of the board of directors of FCX, which will include the nominees of RTZA and RTZI.
Registration Rights Agreement.  Pursuant to the Purchase
Agreement, FCX has entered into a Registration Rights Agreement with RTZ, RTZA and RTZI (the "FCX Registration Rights Agreement"), pursuant to which RTZ has the right to request five times that FCX effect a registered public offering of, and RTZI and RTZA have the right to participate in a registered public offering by FCX or by another stockholder by selling in such offering, shares of FCX
- -7-
Common Stock acquired by RTZI and RTZA pursuant to the Purchase Agreement. The rights are exercisable at any time after the earlier of the Spin-Off and December 31, 1995, and expire on December 31, 2021.
Implementation Agreement. FCX and RTZ have entered into an Implementation Agreement, dated as of May 2, 1995 (the "Implementation Agreement"), pursuant to which, among other things, affiliates of FCX and FTX will enter into a Participation Agreement and a non-recourse Credit Facility in the form attached to the Implementation Agreement, subject to such changes as may be agreed.
The Implementation Agreement provides that FCX will promptly establish an operating committee, one of the three members of which will be appointed by RTZ.
PT-FI Joint Venture. The Participation Agreement provides for the establishment of exploration joint ventures involving the Contract of Work ("COW") held by P.T. Freeport Indonesia Company ("PT-FI"), a subsidiary of FCX. Under the exploration joint venture arrangements, an affiliate of RTZ to be organized under the laws of Indonesia ("PT-RTZ") will acquire a 40% undivided interest in the COW held by PT-FI, but excluding any interest in PT-FI's current mining and milling operations. Under the joint venture arrangements, PT-FI will establish Operating and Exploration Committees on which representatives of PT-RTZ will serve to approve exploration expenditures in the COW and PT-RTZ will pay all further exploration costs approved by the committees until PT-RTZ (or an affiliate) has paid an aggregate of $100 million in respect of exploration expenses related to the COW held by PT-FI and related to the COW held by P.T.-Irja as discussed below.
By virtue of these arrangements, PT-RTZ will acquire a 40% undivided interest in future approved expansion projects in Block A of PT-FI's COW, where the existing mining and milling interests are located, and affiliates of RTZ will provide up to a maximum of $750 million of funding to develop such projects (of which up to $450 million will be provided pursuant to the non-recourse Credit Facility). Affiliates of RTZ will receive 100% of incremental cash flow attributed to the expansion projects until they have received an amount equal to the funds they have provided for approved expansion projects plus interest based on RTZ's cost of borrowing. Subsequently, the parties will share ratably in incremental cash flow with 60% to PT-FI and 40% to PT-RTZ. Future expansion projects in Block A of PT-FI's COW will exclude any interest in future production equivalent to FCX's expanded 118,000 tonnes of ore per day milling operations based on its proved and probable ore reserves as at December 31, 1994.
Apart from RTZ's provision of the $750 million for Block A expansions, all costs of development projects mutually agreed upon will be shared ratably in proportion to the parties' ownership interests therein.
PT-Irja Joint Venture. The Implementation Agreement provides that each of FCX and RTZ will negotiate in good faith with a view to agreeing as soon as practicable one or more agreements in respect of the COW held by P.T. Irja Eastern
Minerals Corporation, an indirect subsidiary of FCX, in substantially the form of the Participation Agreement, as modified to reflect the parties' intentions as set out in the letter of intent, dated March 7, 1995, between FCX and RTZ, or otherwise to provide an alternative structure which achieves the same business
- -8-
objective on a mutually more favorable basis from tax, accounting, corporate and regulatory perspectives.
Spanish Acquisitions. The Implementation Agreement provides that each of FCX and RTZ will negotiate in good faith with a view to agreeing as soon as practicable one or more agreements in respect of the acquisition by RTZ and its subsidiaries of a 25% interest in the Huelva smelter of Rio Tinto Minera S.A. ("RTM") and certain exploration rights of RTM and its subsidiaries in Spain at a price pro rata to FCX's cost of acquisition, or otherwise to provide an alternative structure which achieves the same business objective on a mutually more favorable basis from tax, accounting, corporate and regulatory perspectives.
Alternative Structure. If the Participation Agreement does not become effective by December 31, 1996, RTZ is entitled either to terminate the Implementation Agreement or to restructure it in a specified manner with a view toward preserving equivalent financial benefits for both parties.
The foregoing descriptions of the Purchase Agreement, the FCX Registration Rights Agreement and the Implementation Agreement are not intended to be complete and are qualified in their entirety by the complete text of each of such documents, all of which are incorporated herein by reference. Copies of such documents are being filed herewith as Exhibits (2), (3) and (4), respectively.
ITEM 5. Interest in Securities of the Issuer
(a) As of May 19, 1995, RTZ and RTZI beneficially owned 25,119,617 shares of Class A Common Stock, representing
12.2% of all shares of FCX Common Stock outstanding and 28.3% of the shares of FCX Class A Common Stock outstanding. (Such calculation is based on 85,183,908 shares of FCX Class A Common Stock issued and outstanding as of May 19, 1995, and 205,443,231 shares of FCX Common Stock issued and outstanding as of May 19, 1995, which information was provided by FCX.) Of such 25,119,617 shares of FCX Class A Common Stock beneficially owned by RTZ and RTZI, 21,531,100 shares are directly owned by RTZI and 3,588,517 shares are subject to the Option granted to RTZI.
(b) RTZI has the power, and RTZ may be deemed to share the power, to vote and dispose of the 21,531,100 shares of FCX Class A Common Stock. Upon the exercise in full of the Option, RTZI would have the power, and RTZ may be deemed to share the power, to vote and dispose of an additional 3,588,517 shares of FCX Class A Common Stock.
(c) Except for the purchase of 21,531,100 shares of FCX Class A Common Stock and the receipt of the Option to purchase 3,588,517 shares of FCX Class A Common Stock as set forth herein, and the other potential transactions provided for in the Purchase Agreement, no transactions in shares of FCX Class A Common Stock were effected during the past 60 days by RTZI, RTZ or any person listed on Schedule I. To the knowledge of RTZ and RTZI, none of the persons listed on Schedule I beneficially owns any shares of FCX Class A Common Stock.
(d) No other person is known by RTZ or RTZI to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of FCX Class A Common Stock beneficially owned by them, except that
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
FTX has such power and such right with respect to the shares subject to the Option, subject to the terms of the Purchase Agreement.
ITEM 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
The response to Item 4 is incorporated by reference herein. Except as described in Item 4, none of RTZ or RTZI or, to the knowledge of RTZ and RTZI, any of the persons listed on
Schedule I hereto, is a party to any contract, arrangement, understanding or relationship with respect to any securities of FCX.
ITEM 7. Material to be Filed as Exhibits
(1) Joint Filing Agreement, dated May 22, 1995, between The RTZ Corporation PLC and RTZ Indonesia Limited.
(2) Agreement, dated as of May 2, 1995, by and between Freeport-McMoRan Inc. and Freeport-McMoRan Copper & Gold Inc., on the one hand, and The RTZ Corporation PLC, RTZ Indonesia Limited and RTZ America, Inc., on the other hand, including Exhibits C, D and
8.1.15 thereto, the Schedules thereto and Registration Rights Agreement entered into pursuant thereto between Freeport-McMoRan Inc., The RTZ Corporation PLC and RTZ America, Inc., dated May 12, 1995.
(3) Registration Rights Agreement, dated as of May 12, 1995, between Freeport-McMoRan Copper & Gold Inc., on the one hand, and The RTZ Corporation PLC, RTZ Indonesia Limited and RTZ America, Inc., on the other hand, entered into pursuant to the Agreement referred to in (2) above.
(4) Implementation Agreement, dated as of May 2, 1995, between Freeport-McMoRan Copper & Gold Inc. and The RTZ Corporation PLC, including form of Participation Agreement to be entered into between P.T. Freeport Indonesia Company and an affiliate of The
RTZ Corporation PLC to be organized under the laws of Indonesia, and form of Loan Agreement to be entered into between P.T.
Freeport Indonesia, Company and an affiliate of The RTZ
Corporation PLC organized under the laws of England.
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


SIGNATURE
After reasonable inquiry and to the best of my
knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated:  May 22, 1995
RTZ INDONESIA LIMITED
By:/s/ John S. Bradley
Name:  John S. Bradley
Title:  Director
RTZ CORPORATION PLC
By:/s/ John S. Bradley
Name:  John S. Bradley
Title:  Secretary
- -11-

Schedule I
DIRECTORS AND OFFICERS OF
THE RTZ CORPORATION PLC ("RTZ")

Executive Directors*

Name                              Title/Principal Occupation
R.P. Wilson                       Chief Executive of RTZ
R. Adams                          Director of Planning and
                                  Development of RTZ
C.R.H. Bull                       Finance Director of RTZ
R.L. Clifford                     Mining Director of RTZ
The Lord Holme of Cheltenham CBE  Director of External Affairs &
                                  Human Resources of RTZ
J.C.A. Leslie                     Mining Director of RTZ
G.H. Sage                         Industrial Minerals Director of
                                  RTZ

Officers

J.S. Bradley                      Secretary of RTZ

        Each of the foregoing directors and officers of RTZ is a citizen of the United Kingdom. The business address of each is:
The RTZ Corporation PLC, 6 St. James's Square, London, SW1Y 4LD,
England.

Non-Executive Directors


                                                Principal Business Address
                                                of Corporation in which
                                                Principal Occupation is
Name                   Principal Occupation     Conducted

Sir Derek Birkin TD    Non-Executive Chairman    6 St. James's Square
                       of RTZ, a group which     London, SW1Y 4LD
                       mines metals and          England
                       industrial minerals
                       worldwide.

The Lord Alexander of  Chairman of National       41 Lothbury,
Weedon QC              Westminster Bank PLC, a    London, EC2P 2BP
                       London based group which   England
                       provides an extensive range
                       of banking and financial
                       services, both domestic and
                       international.

The Lord Armstrong of  Non-Executive director of   New Court
Ilminster GCB CVO      N M Rothschild & Sons       St. Swithin's Lane
                       Limited, a UK merchant      London, EC4P 4DU,
                       bank.                       England
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

R.V. Giordano KBE      Chairman of British Gas     Rivermill House,
                       plc, a group which          152 Grosvenor Road,
                       purchases, transmits,       London, SW1V 3JL,
                       distributes and supplies    England
                       gas in the UK.

Sir Denys Henderson    Chairman of The Rank        6 Connaught Place
                       Organisation plc, a group    London, W2 2EZ,
                       which supplies products      England
                       and services to the film
                       and television industries,
                       and operates recreation and
                       leisure facilities in the UK
                       and overseas.

Sir Martin Jacomb      Chairman of the British     10 Spring Gardens,
                       Council, a government       London, SW1A 2BN,
                       sponsored organisation to   England
                       promote British culture.

        Each of the foregoing non-executive directors of RTZ is a citizen of the United Kingdom, other than Mr. R.V. Giordano KBE, who is a citizen of the United States.


DIRECTORS AND OFFICERS OF
RTZ INDONESIA LIMITED


Name                      Title              Principal Occupation

J.S. Bradley            Director             Secretary of RTZ
S.F. McAdam             Director             Chief Accountant of
                                             RTZ
I.C. Ratnage            Director             Treasurer of RTZ
M.M. Freeman            Director             Deputy Secretary of
                                             RTZ
G.C. Lloyd-Davis        Director and         Assistant Secretary
                        Secretary            of RTZ

        Each of the foregoing directors and officers of RTZ
Indonesia Limited is a citizen of the United Kingdom. The business address of each of the foregoing is: 6 St. James's
Square, London, SW1Y 4LD, England.

- -13-

DIRECTORS AND OFFICERS OF
R.T.Z. INTERNATIONAL HOLDINGS LIMITED


Name                      Title*             Principal Occupation

J.S. Bradley              Director           Secretary of RTZ
S.F. McAdam               Director           Chief Accountant of
                                             RTZ
I.C. Ratnage              Director           Treasurer of RTZ
M.M. Freeman              Director           Deputy Secretary of
                                             RTZ
G.C. Lloyd-Davis          Director and       Assistant Secretary
                          Secretary          of RTZ

        Each of the foregoing directors and officers of R.T.Z.
International Holdings Limited is a citizen of the United Kingdom. The business address of each of the foregoing is: 6 St. James's
Square, London, SW1Y 4LD, England.


DIRECTORS AND OFFICERS OF
R.T.Z. OVERSEAS LIMITED


Name                      Title*              Principal Occupation

J.S. Bradley              Director            Secretary of RTZ
S.F. McAdam               Director            Chief Accountant of
                                              RTZ
I.C. Ratnage              Director            Treasurer of RTZ
M.M. Freeman              Director            Deputy Secretary of
                                              RTZ
C. Lenon                  Director            Head of Taxation of
                                              RTZ
G.C. Lloyd-Davis          Director and        Assistant Secretary
                          Secretary           of RTZ


        Each of the foregoing directors and officers of R.T.Z.
Overseas Limited is a citizen of the United Kingdom. The business address of each of the foregoing is: 6 St. James's Square, London, SW1Y 4LD, England.

DIRECTORS AND OFFICERS OF
OVERSEAS MINERALS LIMITED


Name                      Title*              Principal Occupation

M.M. Freeman              Director            Deputy Secretary of
                                              RTZ
B.G. Gale                 Director            Assistant Secretary
                                              of RTZ
C. Lenon                  Director            Head of Taxation of
                                              RTZ
G.C. Lloyd-Davis          Director            Assistant Secretary
                                              of RTZ

- -14-

Officers


Ms. T.J. Barclay          Secretary          Secretarial Assistant
                                             of RTZ

        Each of the foregoing directors and officers of Overseas
Minerals Limited is a citizen of the United Kingdom. The business address of each of the foregoing is: 6 St. James's Square, London, SW1Y 4LD, England.*

* In the United Kingdom, executive directors also serve as officers.

- -15-

INDEX OF EXHIBITS
(1) Joint Filing Agreement, dated May 22, 1995, between The RTZ Corporation PLC and RTZ Indonesia Limited.

(2) Agreement, dated as of May 2, 1995, by and between Freeport-McMoRan Inc. and Freeport-McMoRan Copper & Gold Inc., on the one hand, and The RTZ Corporation PLC, RTZ Indonesia Limited and RTZ America, Inc., on the other hand, including Exhibits
C, D and 8.1.15 thereto, the Schedules thereto and Registration Rights Agreement entered into pursuant thereto between Freeport-McMoRan Inc., The RTZ Corporation PLC and
RTZ America, Inc., dated May 12, 1995.

(3) Registration Rights Agreement, dated as of May 12, 1995, between Freeport-McMoRan Copper & Gold Inc., on the one hand, and The RTZ Corporation PLC, RTZ Indonesia Limited and
RTZ America, Inc., on the other hand, entered into pursuant to the Agreement referred to in (2) above.

(4) Implementation Agreement, dated as of May 2, 1995, between Freeport-McMoRan Copper & Gold Inc. and The RTZ Corporation
PLC, including form of Participation Agreement to be entered into between P.T. Freeport Indonesia Company and an affiliate of The RTZ Corporation PLC to be organized under the laws of Indonesia, and form of Loan Agreement to be entered into between P.T. Freeport Indonesia Company and an affiliate of The RTZ Corporation PLC organized under the laws of England.


*SEE INSTRUCTIONS BEFORE FILLING OUT!
INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION. *SEE INSTRUCTIONS BEFORE FILLING OUT!
INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

______________________
*       In the United Kingdom, executive directors also serve as officers.